SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 9)

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                                 RIBAPHARM INC.
                            (Name of Subject Company)

                                 RIBAPHARM INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    762537108
                      (CUSIP Number of Class of Securities)

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                                Daniel J. Paracka
                              Chairman of the Board
                                 Ribapharm Inc.
                               3300 Hyland Avenue
                          Costa Mesa, California 92626
                                 (714) 427-6236

                                 With copies to:

                             Esteban A. Ferrer, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                            1055 Washington Boulevard
                           Stamford, Connecticut 06901
                                 (203) 961-7400

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)




|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      This Amendment No. 9 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the "SEC") on June 23, 2003 and as subsequently amended (the "Schedule 14D-9") by Ribapharm Inc., a Delaware corporation ("Ribapharm" or the "Company"), relating to the tender offer by Rx Acquisition Corporation, a Delaware corporation ("Purchaser"), and a wholly-owned subsidiary of ICN Pharmaceuticals, Inc., a Delaware corporation ("ICN"), to purchase all of the outstanding shares of Ribapharm's common stock, par value $.01 per share, which are not currently owned by ICN and its subsidiaries (the "Publicly Held Shares"), at a purchase price of $5.60 per share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated June 10, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto collectively constitute the "Offer"). The Offer is disclosed on a Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the SEC on June 10, 2003 by ICN and as subsequently amended (the "Schedule TO"). Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 14D-9.

Item 4.         The Solicitation or Recommendation.

     The subsection entitled "Background of the Transaction" of Item 4 is hereby amended and supplemented by adding the following paragraph at the end thereof:

     On July 31, 2003, the Company held its earnings conference call to announce its second quarter financial results. During that call, Daniel Paracka, the Chairman of the Ribapharm Board, stated that the Ribapharm Board anticipated these second quarter results and that such results were taken into consideration in the Ribapharm Board's analysis of the Offer and conclusion that the Offer was inadequate. Mr. Paracka continued by stating that the Ribapharm Board's recommendation to reject the Offer is therefore unaffected by the results announced on the conference call. He also said that the Ribapharm Board is fully committed to ensuring that Ribapharm's Public Stockholders are treated fairly, are not rushed into making important judgments and are fully informed with respect to both the terms of the Offer and the Ribapharm Board's views concerning the Offer. Kim Lamon, the Company's President and Chief Executive Officer, added that the management of Ribapharm is fully in agreement with and supportive of the position taken by the Ribapharm Board.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    RIBAPHARM INC.




                                    By:  /s/ Daniel J. Paracka
                                        ----------------------------------------
                                    Name:    Daniel J. Paracka
                                    Title:   Chairman of the Board of Directors
Dated:  August 1, 2003


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